UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ORTHOVITA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68750U102

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund VII, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68750U102	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Essex Woodlands Health Ventures Fund VII, L.P. I.R.S. #20-4618261
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 9,633,139
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 9,633,139
8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 68750U102	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Essex Woodlands Health Ventures VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 9,633,139
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 9,633,139
8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 68750U102	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Essex Woodlands Health Ventures VII, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 9,633,139
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 9,633,139
8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 68750U102	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Martin P. Sutter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,633,139
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,633,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 68750U102	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James L. Currie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,633,139
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,633,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 68750U102	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark Pacala
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,633,139
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,633,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 68750U102	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jeff Himawan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,633,139
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,633,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 68750U102	Page 9 of 12 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Petri Vianio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,633,139
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,633,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 68750U102	Page 10 of 12 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Immanuel Thangaraj
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 9,633,139
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 9,633,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,633,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
12.	TYPE OF REPORTING PERSON IN

ORIGINAL REPORT ON SCHEDULE 13G/A

Item 1.	(a)	Name of Issuer:

Orthovita, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

77 Great Valley Parkway, Malvem, PA 19355

Item 2.	(a)	This Schedule 13G/A is being filed jointly by Essex Woodlands Health Ventures Fund VII, L.P., a Delaware limited partnership (the “Fund”), Essex Woodlands Health Ventures VII, L.P., a Delaware limited partnership, the general partner of the Fund (the “Partnership”), Essex Woodlands Health Ventures VII, L.L.C., a Delaware limited liability company, the general partner of the Partnership (the “General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, Petri Vainio, an individual, Mark Pacala, an individual and Jeff Himawan an individual (each a “Manager”, collectively, the “Managers”, and together with the Fund, the Partnership, and the General Partner, the “Reporting Persons”).

	(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

	(c)	Citizenship:

(i) Essex Woodlands Health Ventures Fund VII, L.P. is a Delaware limited partnership; (ii) Essex Woodlands Health Ventures VII, L.P. is a Delaware limited partnership; (iii) Essex Woodlands Health Ventures VII, L.L.C. is a Delaware limited liability company; and (iv) James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Mark L. Pacala, Petri Vainio and Jeff Himawan are all individuals who are citizens of the United States.

	(d)	Title and Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

68750U102

Item 3.	Not applicable.

Item 4.	Ownership.

(a)

As of the date of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of 9,633,139 shares of common stock of the Issuer (“Common Stock”), owned outright by the Fund.

The Partnership may be deemed to have voting control and investment discretion over securities owned by the Fund. The General Partner may be deemed to have voting control and investment discretion over securities owned by the Partnership. The Managers may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by the General Partner. The foregoing should not be construed in and of itself as an admission by the Partnership, General Partner or the Managers as to beneficial ownership of the shares owned by the Fund.

(b) The Reporting Persons may be deemed to be the beneficial owners of 12.7% of the Common Stock (see Item 4(a) above), which percentage was calculated based on 75,914,848 shares outstanding as of October 31, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

(c)

As general partner of the Fund, the Partnership has the sole power to vote and dispose of the 9,633,139 shares of Common Stock held by the Fund. As general partner of the Partnership, the General Partner has sole power to vote and dispose of the 9,633,139 shares of Common Stock held by the Fund. As managers of the General Partner, James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Mark L. Pacala, Petri Vainio and Jeff Himawan have the shared power to vote and dispose of the 9,633,139 shares of Common Stock held by the Fund. The Fund has the sole power to vote and dispose of the 9,633,139 shares of Common Stock it holds.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009

ESSEX WOODLANDS HEALTH VENTURES FUND VII, L.P.		ESSEX WOODLANDS HEALTH VENTURES VII, L.P.

By:	Essex Woodlands Health Ventures VII, L.P. Its General Partner	By:	Essex Woodlands Health Ventures VII, LLC Its General Partner

By:	Essex Woodlands Health Ventures VII, LLC Its General Partner
/s/ Martin P. Sutter
	/s/ Martin P. Sutter	Name:	Martin P. Sutter
Name:	Martin P. Sutter	Title:	Manager
Title:	Manager

ESSEX WOODLANDS HEALTH VENTURES VII, LLC		INDIVIDUALS:

	/s/ Martin P. Sutter		/s/ Martin P. Sutter
Name:	Martin P. Sutter	Name:	Martin P. Sutter
Title:	Manager

/s/ James L. Currie
		Name:	James L. Currie

/s/ Immanuel Thangaraj
		Name:	Immanuel Thangaraj

INDIVIDUALS:

/s/ Mark Pacala
Name:	Mark Pacala

/s/ Jeff Himawan
Name:	Jeff Himawan

/s/ Petri Vianio
Name:	Petri Vianio

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G/A relating to the Common Stock of Orthovita, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G/A will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G/A as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 11, 2009

ESSEX WOODLANDS HEALTH VENTURES FUND VII, L.P.		ESSEX WOODLANDS HEALTH VENTURES VII, L.P.

By:	Essex Woodlands Health Ventures VII, L.P. Its General Partner	By:	Essex Woodlands Health Ventures VII, LLC Its General Partner

By:	Essex Woodlands Health Ventures VII, LLC Its General Partner
/s/ Martin P. Sutter
	/s/ Martin P. Sutter	Name:	Martin P. Sutter
Name:	Martin P. Sutter	Title:	Manager
Title:	Manager

ESSEX WOODLANDS HEALTH VENTURES VII, LLC		INDIVIDUALS:

	/s/ Martin P. Sutter		/s/ Martin P. Sutter
Name:	Martin P. Sutter	Name:	Martin P. Sutter
Title:	Manager

/s/ James L. Currie
		Name:	James L. Currie

/s/ Immanuel Thangaraj
		Name:	Immanuel Thangaraj

INDIVIDUALS:

/s/ Mark Pacala
Name:	Mark Pacala

/s/ Jeff Himawan
Name:	Jeff Himawan

/s/ Petri Vianio
Name:	Petri Vianio